

June 23, 2015

Jeffrey Raymond
President and Chief Executive Officer
Jensyn Acquisition Corp.
800 West Main Street, Suite 204
Freehold, NJ 07728

> **Re:** **Jensyn Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 12, 2015**
> **CIK No. 0001634447**

Dear Mr. Raymond:

We have reviewed your amended draft registration statement and have the following comments.

Prospectus Cover Page

1.   We note your response to comment three. Please include a summary of your response in an appropriate section of the filing.

Certificate of Incorporation, page 59

2.   Please revise to disclose that the affirmative vote of holders of at least 65% of the then outstanding IPO shares (as defined in Exhibit 3.2) would be required to amend the provisions of your certificate of incorporation during the Target Business Acquisition period, defined as the period from the effectiveness of the registration statement up to and including the first to occur of (a) a business combination transaction with a target business or (b) Termination Date (defined in paragraph G of Article SIXTH of the Amended and Restated Certificate of Incorporation (refer to Exhibit 3.2)).

3.   Paragraph B of Article SIXTH of your Amended and Restated Certificate of Incorporation renders the consummation of a business combination transaction contingent upon the approval by the company's shareholders. This provision appears inconsistent with your prospectus disclosure stating that in connection with a business combination transaction you either will seek shareholder approval or provide the stockholders with the opportunity to sell their shares to the company by means of a tender offer. Please explain or revise your disclosure accordingly.

4.   Please reconcile the provisions of paragraph I in Article SIXTH stating that following the IPO you may *not* issue shares of capital stock entitling the holders to vote on any business combination transaction, with your risk factor "We may issue shares of our capital stock to complete our initial business combination…" on page 20 stating that "[you] may issue a substantial number of additional shares of common stock or shares of preferred stock, or a combination of common stock and preferred stock, to complete [y]our initial business combination."

Conflicts of Interest, page 68

5.   We note your revised disclosure in response to comment 17. However, it remains unclear why, in "most cases":

- the ability of each officer and director to control its respective affiliated company would minimize the potential conflict of interest arising from such affiliation; and

- why the "nature of the affiliated company's business is such that it is unlikely that a conflict will arise."

In particular, we note your disclosure on page 49 indicating that you intend to focus your search on target businesses operating in the information technology consulting industry and that many of the affiliated companies listed in the table on page 69 appear to operate in the business or technology consulting service industry. Please further revise to clarify.

Exhibit 10.2

6.   The exhibit index indicates that Exhibit 10.2 is a "Form of Letter Agreement among the Registrant and the Registrant's Officers and Directors." However, the form of letter agreement filed as Exhibit 10.2 appears to be an agreement between two underwriter representatives, 1347 Capital Corp. and EarlyBirdCapital, Inc. Please advise or properly identify the exhibits in the exhibit index.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Philip D. Forlenza, Esq.